# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Horizon Space Acquisition I Corp., CIK 0001946021
CUSIP: G4619M109
Title of class of securities: Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: 1412 Broadway, 21st Floor, Suite 21V, New York, New York (NY), 10018
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001512805

## Reporting persons
- Westchester Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 35,629; shared voting power 261,371; sole dispositive power 35,629; shared dispositive power 261,371; aggregate amount beneficially owned 297,000 (7.12% of the class)
  Comment: * Based on 4,168,739 Shares outstanding as of December 23, 2024, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2024.
- Virtus Investment Advisers, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 261,371; sole dispositive power 0; shared dispositive power 261,371; aggregate amount beneficially owned 261,371 (6.27% of the class)
  Comment: * Based on 4,168,739 Shares outstanding as of December 23, 2024, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2024.
  
  The amounts reported on this page are also included in the amounts reported by Westchester Capital Management, LLC on this Schedule 13G.
- The Merger Fund: type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 253,150; sole dispositive power 0; shared dispositive power 253,150; aggregate amount beneficially owned 253,150 (6.07% of the class)
  Comment: * Based on 4,168,739 Shares outstanding as of December 23, 2024, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2024.
  
  The amounts reported on this page are also included in the amounts reported by Virtus Investment Advisers, LLC on this Schedule 13G.

## Item 1. Issuer
Name of issuer: Horizon Space Acquisition I Corp.
Address of issuer's principal executive offices: 1412 Broadway, 21st Floor, Suite 21V, New York, New York, 10018

## Item 2. Person Filing
Name of person filing:
This statement is being filed jointly by the following (each, a "Reporting Person," and collectively, the "Reporting Persons"): Westchester Capital Management, LLC ("Westchester"), a Delaware limited liability company, Virtus Investment Advisers, LLC ("Virtus"), a Delaware limited liability company, and The Merger Fund ("MF"), a Massachusetts business trust.

Virtus, a registered investment adviser, serves as the investment adviser to each of MF and The Merger Fund VL ("MF VL"). Westchester, a registered investment adviser, serves as sub-advisor to each of MF, MF VL, and JNL Multi-Manager Alternative Fund ("JARB" together with MF and MF VL, the "Funds"). The Funds directly hold Ordinary Shares of the Company for the benefit of the investors in those Funds. Mr. Roy Behren and Mr. Michael T. Shannon each serve as Co-Presidents of Westchester.
Address of principal business office or, if none, residence:
Westchester Capital Management, LLC
100 Summit Drive, Valhalla, NY 10595

Virtus Investment Advisers, LLC
One Financial Plaza, Hartford, CT 06103

The Merger Fund
101 Munson Street, Greenfield, MA 01301-9683
Citizenship: Each of Westchester and Virtus are organized under the laws of the State of Delaware. MF is organized under the laws of the State of Massachusetts.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), investment company (IV)

## Item 4. Ownership
Amount beneficially owned: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference. Virtus acts as investment adviser to each of MF and MF VL. Westchester acts as sub-advisor to each of MF, MF VL and JARB and may be deemed to beneficially own shares of Ordinary Shares held by MF, MF VL and JARB. Messrs. Behren and Shannon each serve as Co-Presidents of Westchester. By virtue of these relationships, Westchester and Messrs. Behren and Shannon may be deemed to beneficially own the Ordinary Shares held by the Funds, however, each of the Reporting Persons and Messrs. Behren and Shannon disclaim beneficial ownership of such shares of Ordinary Shares, except to the extent of their pecuniary interest therein. The filing of this Statement shall not be construed as an admission that the Reporting Persons and Messrs. Behren and Shannon are, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by the Funds.
Percent of class:
Westchester Capital Management, LLC: 7.12%
Virtus Investment Advisers, LLC: 6.27%
The Merger Fund: 6.07%
Sole power to vote or to direct the vote:
Westchester Capital Management, LLC: 35,629
Virtus Investment Advisers, LLC: 0
The Merger Fund: 0
Shared power to vote or to direct the vote:
Westchester Capital Management, LLC: 261,371
Virtus Investment Advisers, LLC: 261,371
The Merger Fund: 253,150
Sole power to dispose or to direct the disposition:
Westchester Capital Management, LLC: 35,629
Virtus Investment Advisers, LLC: 0
The Merger Fund: 0
Shared power to dispose or to direct the disposition:
Westchester Capital Management, LLC: 261,371
Virtus Investment Advisers, LLC: 261,371
The Merger Fund: 253,150

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Westchester Capital Management, LLC: /s/ CaSaundra Wu, CaSaundra Wu, Chief Compliance Officer (02/14/2025)
- Virtus Investment Advisers, LLC: /s/ Chetram Persaud, Chetram Persaud, Chief Compliance Officer (02/14/2025)
- The Merger Fund: /s/ Daphne Chisolm, Daphne Chisolm, Vice President, Counsel and Assistant Secretary (02/14/2025)